Exhibit 99.4

NICE’s NTR-X Compliance Recording and Assurance Secures
Transactable Solution Status in Microsoft’s Azure Marketplace

NTR-X’s status on the Microsoft Azure Marketplace accelerates time to market and value for customers seeking to boost compliance recording and assurance capabilities

Hoboken, N.J., July 16, 2023 – NICE (Nasdaq: NICE), announced today that its NTR-X Compliance Recording and Assurance Solution has secured transactable solution status in Microsoft’s Azure Marketplace. NICE NTR-X, a fully integrated, cloud-ready, next-generation compliance recording and assurance solution, is part of NICE Compliancentral, the industry’s first end-to-end communication and trade compliance suite.

NICE NTR-X and all other Compliancentral solutions are now available for purchase through Microsoft Azure Marketplace and AppSource. As an eligible solution on Azure Marketplace, NICE NTR-X and Compliancentral software customers can leverage the benefit of their pretax purchase contributing 100% towards their Microsoft Azure Consumption Commitment (MACC).Through Microsoft Azure Marketplace, customers around the world can easily find, buy, and deploy partner solutions they can trust, all certified and optimized to run on Azure.

"The continued NICE partnership and collaboration with Microsoft, along with NICE’s new status as a transactable solution on the Microsoft Azure Marketplace, accelerates time to market and value for customers seeking to boost their compliance recording and assurance capabilities," said Chris Wooten, EVP, Vertical Markets, NICE. "This is a competitive differentiator because not only do we offer NTR-X, our all-in-one Compliance Recording and Assurance platform, as transactable, we also offer Compliancentral, the industry’s first end-to-end communication and trade compliance suite. During these uncertain times, we’re incredibly proud to be providing financial firms with the broadest and deepest compliance coverage available."

NICE Compliancentral unifies communications capture, archiving and surveillance into a single, robust cloud compliance platform, thereby eliminating costly integrations and ensuring interoperability. Consisting of three integrated solutions, Compliancentral also includes ARCHIVE-X, which securely stores all regulated employee communications data in a single application for records lifecycle management and regulatory records retention, and SURVEIL-X Communication, which offers one surveillance solution to monitor all regulated employee communications to effectively spot misconduct at its source and eliminate regulatory risk.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1 646-408-5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.